UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.
(Exact name of registrant as specified in its charter)
Via Nino Bonnet 10
20154 Milan
Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Explanatory note

On September 4, 2026, Bending Spoons S.p.A. completed its previously announced acquisition of all of the issued and outstanding shares of Formagrid Inc (d/b/a Airtable), a Delaware corporation.

Incorporation by Reference

The information contained in this report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into Bending Spoons’ registration statement on Form S-8 (File No. 333-297730).

EXHIBIT INDEX
Exhibit No.	Description
99.1	Press release, dated September 4, 2026
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.
Date: September 4, 2026	By: /s/ Luca Ferrari
Name: Luca Ferrari
Title: Chair of the board of directors, co-founder, and chief executive officer